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                          May 11, 2023

       Spyridon Papapetropoulos
       Chief Executive Officer
       Bionomics Limited
       2710 Gateway Oaks Drive, Suite 150N
       Sacramento, CA 95833

                                                        Re: Bionomics Limited
                                                            Registration
Statement on Form F-3
                                                            Filed May 5, 2023
                                                            File No. 333-271696

       Dear Spyridon Papapetropoulos:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael E. Sullivan,
Esq.